UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

LUNAR GROWTH CORPORATION
(Exact name of registrant as specified in its corporate charter)

Commission File No.:  000-52342

Cayman Islands (State or other jurisdiction of Incorporation or Organization)	NA (I.R.S. Employer Identification No.)

Room 2416 Fuxing International Merchant Plaza, 186# Xinhua Rd, Wuhan People’s Republic of China (Address of Principal Executive Offices)	430022 (Zip Code)

+86 027 85554007
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

May 11, 2011

Lunar Growth Corporation

Schedule 14f-1

You are urged to read this information statement carefully and in its entirety. However, you are not required to take any action in connection with this information statement.

References throughout this information statement to “we”, “us”, and “our” are to Lunar Growth Corporation.

INTRODUCTION

This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder, in connection with  proposed changes in a majority of the membership of the board of directors of Lunar Growth Corporation.  The date of this information statement is May 11, 2011.

This information statement is being mailed to stockholders of record as of May 2, 2011 and filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2011.

On the tenth (10th) day after this Information Statement has been distributed to stockholders, Lunar Growth Corporation, a Cayman Islands company (“Lunar Growth”) plans to appoint the individuals named herein to its board of directors.  In connection therewith, Joseph Rozelle will resign as a director of the board of Lunar Growth and be replaced by the individuals named herein.

No action is required by the stockholders of Lunar Growth in connection with this Information Statement.  However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to Lunar Growth’s stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of Lunar Growth’s directors occurs (otherwise than at a meeting of Lunar Growth’s stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF LUNAR GROWTH’S DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

TRANSACTION WITH FORTUNE HEALTH

On May 2, 2011 (the “Closing Date”), we entered into an agreement and plan of reorganization (the “Exchange Agreement”) to acquire Fortune Health Management Company Limited, a British Virgin Islands corporation (“Fortune Health”) that, through its operating subsidiaries in the PRC, is in the business of franchising and operating foot massage spas in the PRC.  Pursuant to the terms of the Exchange Agreement, the shareholders of Fortune Health (the “Fortune Health Shareholders”) transferred and contributed transferred and contributed all Fortune Health Shares to us, and we issued 19,400,325 of our ordinary shares to the Fortune Health Shareholders and their designees, constituting 75% of all our outstanding shares on fully diluted basis.  In addition, we have agreed to issue an additional 135,802,275 ordinary shares to the Fortune Health Shareholders and their designees, as soon as practicable after the Company effectuates an amendment to its Articles of Association to increase its authorized ordinary shares.  Together the 19,400,325 ordinary shares and the 135,802,275 ordinary shares equal 155,202,600 ordinary shares, or 96% of our ordinary shares on a fully-diluted basis.  On the Closing Date, pursuant to the terms of the Exchange Agreement, we acquired all the ownership of Fortune Health.

Until the closing of the transactions contemplated by the Exchange Agreement (the “Closing”), Lunar Growth was a public “shell” company with nominal assets.

General Business Summary of Fortune Health

We are a Cayman Islands company that was incorporated on September 27, 2006 as an exempted company with limited liability.  On the Closing Date we acquired Fortune Health, a BVI company that was incorporated on September 8, 2010.  Fortune Health acts as a holding company and its sole assets are the shares of Wuhan Kangfu Consulting and Management Corporation (“Kangfu Consulting”), a wholly foreign-owned enterprise in the PRC.

Kangfu Consulting, has entered into a series of contractual arrangements with Chongqing Jiafu Health Industry Co., Ltd., a PRC company (“Jiafu Health”) and its shareholders, which enable us to:

•	exercise effective control over the business management and shareholder voting rights of Jiafu Health;

•
receive substantially all of the economic benefits of Jiafu Health through service fees and management fees, in consideration for the consulting services and the business management provided by Kangfu Consulting; and

•	have an exclusive option to purchase all or part of the equity interests/assets/business in Jiafu Health when and to the extent permitted under PRC laws.

We do not have an equity interest in Jiafu Health.  However, as a result of these contractual arrangements, we are considered the primary economic beneficiary of Jiafu Health and we treat it as a Variable Interest Entity (“VIE”) under the Generally Accepted Accounting Principles in the United States, or U.S. GAAP. Accordingly, we have consolidated the financial statements of Jiafu Health in our consolidated financial statements for the three years ended June 30, 2010, 2009 and 2008, and the six months ended December 31, 2010.

Incorporated in October of 2006, Jiafu Health owns and franchises foot massage spas in China.  In 2004, Jiafu Health’s founder Mr. Jiafu Guo, founded Chongqing Jiafu Fuqiao Health Care Service Co., Ltd., (“Fuqiao Health”).  Fuqiao Health started 64 spa franchises.  Mr. Jiafu Guo later incorporated Jiafu Health as part of a reorganization to focus on not only franchising but also acquiring and operating proven franchises.  Jiafu Health took over the franchise network of Fuqiao Health, and later acquired 56 of the 64 spas.  In addition, from its founding through December 31, 2010, Jiafu Health has sold an additional 312 franchises, 164 of which it acquired.  Jiafu Health has also acquired 20 spas that were not Fuqiao Health or Jiafu Health franchises.  In total as of December 31, 2010, Jiafu Health has acquired 240 spas, which are referred as “Company Spas.”  Jiafu Health receives all the revenues of the Company Spas and directly approves all significant expenses, and Jiafu Health can convert the spa licensing and direct ownership to Jiafu Health at any time.  As of December 31, 2010, Jiafu Health also has 156 franchises, which are independently owned and operated.

Of the 240 Company Spas, 47 were originally owned by 43 PRC limited liability companies.  Jiafu Health purchased the shares of these companies, which are now Jiafu Health subsidiaries.

VOTING SECURITIES

As of May 2, 2011, there were 25,867,100 ordinary shares of Lunar Growth outstanding, although we are obligated pursuant to the Share Exchange to issue an additional 135,802,275 ordinary shares to the Fortune Health Shareholders and their designees as soon as we amend our Articles of Incorporation to effect an increase of our authorized ordinary shares .  Each ordinary share entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our ordinary shares as of May 2, 2011, by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of our outstanding ordinary shares, (ii) each director, and named executive officer, and (iii) all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities.

We had 25,867,100 ordinary shares outstanding on May 2, 2011, however, we anticipate that within the next 60 days that we will have amended our Articles of Incorporation to effect an increase of our authorized ordinary shares and will have issued an additional 135,802,275 ordinary shares immediately after such amendment.  Therefore, displays both our current beneficial ownership structure and the effect of such amendment and issuance.

Names and Addresses of Beneficial Owners	Amount and Nature of Beneficial Ownership (1)	% of Class (2)	Amount and Nature of Beneficial Ownership assuming issuance of additional 135,802,275 ordinary shares as described above (1)	% of Class (2)
Well Affluent Limited (3)	8,285,554	32.0	66,284,443	41.0

Thriving Riches Limited (4)	4,647,995	18.0	37,183,957	23.0

Solid Wise Limited (5)	3,718,396	14.4	29,747,165	18.4

Millennium Group, Inc. (6)	5,468,500	21.1	5,468,500	3.4

Tie Wang (7)	13,863,148	53.6	110,905,191	68.6

Iwamatsu Reien (8)	3,718,396	14.4	29,747,165	18.4

Kaifu Cai (7)	1,010,434	3.9	8,083,469	5.0

Xiangju Mu (5)	3,718,396	14.4	29,747,165	18.4

JiaFu Guo, Chairman of the Board (3)	8,285,554	32.0	66,284,443	41.0

Feng Wu, Chief Executive Officer, Vice Chairman to the Board of Directors (4)	4,647,995	18.0	37,183,957	23.0

Zhiyi He, Chief Financial Officer	0	*	0	*

Jincheng Lu, Chief Operating Officer & Director	0	*	0	*

Linglin Zhou, Director	0	*	0	*

Maozhong Chen, Director	0	*	0	*

All Directors and Officers as a Group (6 Persons)	12,933,549	50.0%	103,468,400	64.0%
* less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares subject to securities anticipated to be exercisable or convertible at or within 60 days of the date hereof, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.  The indication herein that shares are anticipated to be beneficially owned is not an admission on the part of the listed stockholder that he, she or it is or will be a direct or indirect beneficial owner of those shares.

(2)	Based on 25,867,100 ordinary shares outstanding on May 2, 2011.

(3)
The shares are held of record by Well Affluent Limited, a BVI company with an address at Room 2416, Fuxing International Merchant Plaza 186# Xinhua Rd. Wuhan, PRC 430022. Tie Wang has the power to vote and dispose of our ordinary shares held by Well Affluent Limited.  Pursuant to a call option agreement dated April 26, 2011, Tie Wang granted Jiafu Guo an option to purchase up to 100% of the ordinary shares of Well Affluent Limited at a price of $0.0001 per share upon certain conditions being met, in two tranches of 50% each. Such conditions are as follows: (i) Jaifu Health and its subsidiaries achieving after-tax net income of at least US$2 million as determined under US GAAP for the fiscal year ended June 30, 2011, and (ii) Jaifu Health and its subsidiaries achieving after-tax net income of at least US$4 million as determined under US GAAP for the fiscal year ended June 30, 2012 (the “Call Option Conditions”).  The address for Jiafu Guo is Room 2416, Fuxing International Merchant Plaza 186# Xinhua Rd. Wuhan, PRC 430022.

(4)
The shares are held of record by Thriving Riches Limited, a BVI company with an address at Room 2416, Fuxing International Merchant Plaza 186# Xinhua Rd. Wuhan, PRC 430022. Tie Wang has the power to vote and dispose of our ordinary shares held by Thriving Riches Limited.  Pursuant to a call option agreement dated April 26, 2011, Tie Wang granted Feng Wu an option to purchase up to 100% of the ordinary shares of Thriving Riches Limited at a price of $0.0001 per share in two tranches of 50% each, subject to the Call Option Conditions.  The address for Feng Wu is Room 2416, Fuxing International Merchant Plaza 186# Xinhua Rd. Wuhan, PRC 430022.

(5)
The shares are held of record by Solid Wise Limited, a BVI company with an address at Room 2416, Fuxing International Merchant Plaza 186# Xinhua Rd. Wuhan, PRC 430022. Iwamatsu Reien has the power to vote and dispose of our ordinary shares held by Solid Wise Limited.  Pursuant to a call option agreement dated April 26, 2011, Iwamatsu Reien granted Xiangju Mu an option to purchase up to 100% of the ordinary shares of Solid Wise Limited at a price of $0.0001 per share upon certain conditions being met, in two tranches of 50% each, subject to the Call Option Conditions.  Xiangju Mu and Iwamatsu Reien are each directors of Solid Wise Limited.  The address for Xiangju Mu is Room 1-3-101, No. Jia 18, Yanjingli Zhongjie, Chaoyang District, Beijing 100025, PRC.

(6)	The address for this shareholder is 9551 Wilshire Boulevard, Second Floor, Beverly Hills, CA 90212. Jonathan Mork has the power to vote and dispose of the shares held by Millennium Group, Inc.
(7)
Tie Wang has the power to vote and dispose of our ordinary shares held of record by Well Affluent Limited (see note 3), Thriving Riches Limited (see note 4) and Goal Fortune Limited, a BVI company that is the record holder of 929,599 of our ordinary shares as of the date of this Form 8-K and to which we are obligated to issue an additional 6,507,192 ordinary shares.  Goal Fortune Limited has an address at Room 2416, Fuxing International Merchant Plaza 186# Xinhua Rd. Wuhan, PRC 430022.  Pursuant to a call option agreement dated April 26, 2011, Tie Wang granted Mary Hu an option to purchase up to 100% of the ordinary shares of Goal Fortune Limited at a price of $0.0001 per share, in two tranches of 50% each subject to the Call Option Conditions.  Does not include 1,010,434 ordinary shares held of record by Tie Wang and an additional 7,073,035 ordinary shares that we are obligated to issue to Mr. Wang.  Mr. Wang has granted a purchase option for all 8,083,469 of such shares to Kaifu Cai, which such purchase option vests in two tranches of 50% each, and which is subject to the Call Option Conditions.   Mr. Wang has granted Kaifu Cai the exclusive, immediate and irrevocable right to vote and dispose of the 8,083,469 ordinary shares of Lunar Growth that he does or will hold directly.  For further discussion on call option conditions, see the section of this Form 8-K entitled “Call Option Agreements,” beginning on page 6. Tie Wang’s address is Room 2416, Fuxing International Merchant Plaza 186# Xinhua Rd. Wuhan, PRC 430022. Kaifu Cai’s address is 14/F, Building 10, Guanyinshan International Business Center, Siming District, Xiamen, PRC 361008.

(8)
Iwamatsu Reien has the power to vote and dispose of the shares held of record by Solid Wise Limited (see note 5).  Does not include 808,347 ordinary shares held of record by Iwamatsu Reien and an additional 5,658,428 ordinary shares that we are obligated to issue to Ms. Reien.  Ms. Reien has granted a purchase option for all 6,466,775 of such shares to Li Liu, which vests in two tranches of 50% each, and which is subject to the Call Option Conditions. Ms. Reien has granted Li Liu the exclusive, immediate and irrevocable right to vote and dispose of the 6,466,775 ordinary shares of Lunar Growth that he does or will hold directly.  Iwamatsu Reien’s address is Suite 1502, No. 4 Danyuan, Langyuan No. 4 Building, Star River, Chaoyang Beilu, Chaoyang District, Beijing 100025, PRC.

CHANGE OF CONTROL

The following summary of the Exchange Agreement is a summary and is qualified in its entirety by references to the Exchange Agreement which has been filed with the SEC on May 4, 2011 as an exhibit to Lunar Growth’s Current Report on Form 8-K.

General

At the Closing, Lunar Growth consummated the transactions contemplated by the Exchange Agreement.  Lunar Growth currently has 39,062,500 ordinary shares authorized for issuance, of which 6,466,775 shares were issued and outstanding immediately prior to the Closing.  Pursuant to the terms of the Exchange Agreement, the Fortune Health Shareholders transferred and contributed all Fortune Health Shares to us, and we issued 19,400,325 of our ordinary shares to the Fortune Health Shareholders and their designees, constituting 75% of all our outstanding shares on fully diluted basis.  In addition, we have agreed to issue an additional 135,802,275 ordinary shares to the Fortune Health Shareholders and their designees, as soon as practicable after the Company effectuates an amendment to its Articles of Association to increase its authorized ordinary shares.  Together the 19,400,325 ordinary shares and the 135,802,275 ordinary shares equal 155,202,600 ordinary shares, or 96% of our ordinary shares on a fully-diluted basis.

These issuances of Lunar Growth’s ordinary shares were and will be made in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and Regulation S thereunder.  As a result of these transactions, Fortune Health became a wholly owned subsidiary of Lunar Growth, and the former Fortune Health stockholders in turn own ordinary shares of Lunar Growth.

CHANGES TO THE BOARD OF DIRECTORS

Prior to the Closing, the sole officer of Lunar Growth was Joseph Rozelle, and Mr. Rozelle and David Richardson were Lunar Growth’s directors.  Mr. Richardson resigned as a director at the Closing.  Mr. Rozelle resigned from his officer positions at the Closing and, in accordance with the terms and conditions of the Exchange Agreement, his resignation as director will be effective 10 days following the filing of this Information Statement with the SEC.  Prior to the resignation of Messrs. Rozelle and Richardson, they expanded the board to five members and Jiafu Guo, Feng Wu, Jincheng Lu, Linglin Zhou and Maozhong Chen (the “Incoming Directors”) to serve as directors, provided, however, that the appointment of Feng Wu, Jincheng Lu, Linglin Zhou and Maozhong Chen as directors shall be effective on the tenth day following the filing by us of this Information Statement with the SEC.

On the Closing Date, and Feng Wu, Jincheng Lu and Zhiyi He were appointed to serve as our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, respectively, and Jiafu Guo was appointed Chairman of the Board of Directors and Feng Wu was appointed as Vice Chairman of the Board of Directors.

Fortune Health has advised us that, to the best of its knowledge, except as set forth below, none of the Incoming Directors is currently a director of, or holds any position with us or has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the Incoming Directors has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The new members of the Board of Directors of Lunar Growth are as follows:

Jiafu Guo was appointed as Chairman of our Board of Directors on May 2, 2011. Mr. Guo is the founder of Jiafu Health, which was founded in 2006, and served as the Chairman since inception and as the Chief Executive Officer from inception through May 2009. In 2004, Mr. Guo founded Fuqiao Health, and served as the Chairman and Chief Executive Officer until 2006. In 1998, Mr. Guo founded Chongqing Fuqiao and from 1998-2004 served as the Chief Executive Officer.

Feng Wu was appointed as our Chief Executive Officer since May 2, 2011 and was appointed as Vice-Chairman of our Board of Directors on May 2, 2011, effective as of the tenth day after the filing by the Company of this Information Statement on Schedule 14F-1 with the SEC. Mr. Wu has served as the Vice Chairman of the Board of Directors and Chief Executive Officer of Jiafu Health since June 2009, where he is responsible for its overall management, operating performance, strategic planning and investment planning. From 2006 until 2009, Mr. Wu served as a strategy partner to Jiafu Health, consulting on executive level business decisions. From 2005 to 2006, Mr. Wu served as a strategy partner to Fuqiao Health, consulting on executive level business decisions. Since 1996, Mr. Wu has served as the Chairman of Wuhan Ruifeng Estate Development Co., Ltd., Wuhan QiYuan Paint Co., Ltd., and Wuhan Tian Cheng Refractory Matter Co., Ltd.. Mr. Wu received his bachelor’s degree from Wuhan Technology University in 1981.

Jincheng Lu was appointed as our Chief Operating Officer on May 2, 2011 and was appointed as a member of our Board of Directors on May 2, 2011, effective as of the tenth day after filing by the Company of this Information Statement on Schedule 14F-1 with the SEC. Mr. Lu has served as the Chief Operating Officer and a Director at Jiafu Health since June 2008, where he is primarily responsible for expanding store presence, maintaining strict company operating standards and brand marketing. From 2006 until May 2008, Mr. Lu served as a Regional Manager for foot massage spas for Jiafu Health and from December 2005 to 2006, Mr. Lu served as a Regional Manager of foot massage spas for Fuqiao Health. From October 2004 to November 2005, Mr. Lu served as an Office Director of Fuqiao Health. Mr. Lu received his bachelor’s degree in Chinese Literature from Sichuan Normal University in 1990.

Linglin Zhou was appointed as a member of our Board of Directors on May 2, 2011, effective as of the tenth day after the filing by the Company of this Information Statement on Schedule 14F-1 with the SEC. Ms. Zhou has served as a Director and Human Resources Director of Jiafu Health since June 2008, where her primary responsibilities are planning and scheduling for our massage training center and recruiting massage personnel. From 2007 to May 2008, Ms. Zhou served as a Regional Manager at Jiafu Health. From 2006 to 2007, Ms. Zhou served as a General Manager of Hokkaido Foot massage Co., Ltd.. Mrs. Zhou received her bachelor’s degree in Chinese Literature from China Southwest Normal University in 1989.

Maozhong Chen was appointed as a member of our Board of Directors on May 2, 2011, effective as of the tenth day after the filing by the Company of this Information Statement on Schedule 14F-1 with the SEC. Mr. Chen has served as a Director and Regional Manager for Jiafu Health since 2006. Mr. Chen’s primary responsibilities are to manage and monitor stores in the Chongqing region. From 1999 to 2006, Mr. Chen served as General Manager of Chongqing Zhongke Construction Group. Mr. Chen received his degree in architecture from Xihua University in 1988.

DIRECTORS AND EXECUTIVE OFFICERS

In connection with the Closing, Joseph Rozelle resigned as the sole officer of Lunar Growth and Feng Wu, Jincheng Lu and Zhiyi He were appointed to serve as our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, respectively, and Jiafu Guo was appointed Chairman of the Board of Directors and Feng Wu was appointed as Vice Chairman of the Board of Directors.

The following is a brief description of our executive officers who are not also Incoming Directors:

Zhiyi He was appointed as our Chief Financial Officer on May 2, 2011.  Mr. He has served as the Chief Financial Officer of Jiafu Health since June 2009.  From December 2007 to June 2009, Mr. He served as a Financial Manager at View Sonic Global Support Center. From February 2006 to January 2007, Mr. He served as Audit Supervisor at the Wuhan Yaqi Group.  Mr. He received his bachelor’s degree from Huazhong University of Science and Technology-Wuchang Branch in 2006.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who beneficially own more than ten percent of our Common Stock (collectively, the “Reporting Persons”) to report their ownership of and transactions in our Common Stock to the SEC. Copies of these reports are also required to be supplied to us. To our knowledge, during the fiscal year ended December 31, 2010, the Reporting Persons complied with all applicable Section 16(a) reporting requirements, other than that Joseph Rozelle and David Richardson each failed to file a Form 3 and Form 4 to report their respective beneficial ownership in the Company.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

None of the above-referenced officers and directors has received or accrued any compensation from Lunar Growth.  None of our executives have employment agreements with us. We have not adopted retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our employees.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUNAR GROWTH CORP.

By:	/s/ Feng Wu
Name: Feng Wu
Title: Chief Executive Officer

Dated: May 11, 2011